CUSIP No. 640522108                                            Page 1 of 8 Pages




                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              Amendment No. _____*


                             Neose Technologies Inc.
                             -----------------------
                                (Name of Issuer)



                          Common Stock, $.01 par value
                          ----------------------------
                         (Title of Class of Securities)



                                    640522108
                               ------------------
                                 (CUSIP Number)


Kathleen K. Schoemaker                      John C. MacMurray, Esq.
Domain Associates, L.L.C.                   Reboul, MacMurray, Hewitt & Maynard
One Palmer Square                           45 Rockefeller Plaza
Princeton, New Jersey  08542                New York, New York  10111
Tel. (609) 683-5656                         Tel. (212) 841-5700

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                February 13, 2003
                                -----------------
                          (Date of Event Which Requires
                            Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

--------------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


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CUSIP No. 640522108                                            Page 2 of 8 Pages

--------------------------------------------------------------------------------
1)   Name of Reporting Person                  Domain Partners V, L.P.
     S.S. or I.R.S. Identification
     No. of Above Person
--------------------------------------------------------------------------------
2)   Check the Appropriate Box                      (a) [x]
     if a Member of a Group                         (b) [ ]
--------------------------------------------------------------------------------
3)   SEC Use Only
--------------------------------------------------------------------------------
4)   Source of Funds                                 WC
--------------------------------------------------------------------------------
5)   Check if Disclosure of
     Legal Proceedings is                         Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6)   Citizenship or Place
     of Organization                                 Delaware
--------------------------------------------------------------------------------
 Number of                          7)   Sole Voting Power
   Shares
Beneficially                               927,848 shares of Common Stock,
  Owned by                                 $.01 par value ("Common Stock")
    Each                            --------------------------------------------
 Reporting                          8)   Shared Voting Power
Person With:
                                                     -0-
                                    --------------------------------------------
                                    9)   Sole Dispositive Power

                                           927,848 shares of Common Stock
                                    --------------------------------------------
                                    10) Shared Dispositive Power

                                                     -0-
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially             927,848 shares of
     Owned by Each Reporting Person            Common Stock
--------------------------------------------------------------------------------
12)  Check if the Aggregate                          [ ]
     Amount in Row (11)
     Excludes Certain Shares
--------------------------------------------------------------------------------
13)  Percent of Class
     Represented by                                  5.4%
     Amount in Row (11)
--------------------------------------------------------------------------------
14)  Type of Reporting
     Person                                          PN

CUSIP No. 640522108                                            Page 3 of 8 Pages

1)   Name of Reporting Person                     DP V Associates, L.P.
     S.S. or I.R.S. Identification
     No. of Above Person
--------------------------------------------------------------------------------
2)   Check the Appropriate Box                       (a) [x]
     if a Member of a Group                          (b) [ ]
--------------------------------------------------------------------------------
3)   SEC Use Only
--------------------------------------------------------------------------------
4)   Source of Funds                                 WC
--------------------------------------------------------------------------------
5)   Check if Disclosure of
     Legal Proceedings is                         Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6)   Citizenship or Place
     of Organization                                 Delaware
--------------------------------------------------------------------------------
 Number of                          7)   Sole Voting Power
   Shares
Beneficially                               21,918 shares of Common Stock,
  Owned by                                 $.01 par value ("Common Stock")
    Each                            --------------------------------------------
 Reporting                          8)   Shared Voting Power
Person With:
                                                  -0-
                                    --------------------------------------------
                                    9)   Sole Dispositive Power

                                           21,918 shares of Common Stock
                                    --------------------------------------------
                                    10)  Shared Dispositive Power

                                                  -0-
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially                21,918 shares of
     Owned by Each Reporting Person               Common Stock
--------------------------------------------------------------------------------
12)  Check if the Aggregate                          [ ]
     Amount in Row (11)
     Excludes Certain Shares
--------------------------------------------------------------------------------
13)  Percent of Class
     Represented by                                  0.13%
     Amount in Row (11)
--------------------------------------------------------------------------------
14)  Type of Reporting
     Person                                          PN


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CUSIP No. 640522108                                            Page 4 of 8 Pages

                                  Schedule 13D
                                  ------------

Item 1.   Security and Issuer.
          -------------------

          This statement relates to the Common Stock, $.01 par value (the "Common Stock"), of Neose Technologies, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 102 Witmer Road, Horsham, Pennsylvania 19044.

Item 2.   Identity and Background.
          -----------------------

          (a) Pursuant to Rules 13d-1(k)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Act of 1934, as amended (the "Act"), the undersigned hereby file this Schedule 13D on behalf of Domain Partners V, L.P., a Delaware limited partnership ("DP V") and DP V Associates, L.P., a Delaware limited partnership ("DP V A"). DP V and DP V A are sometimes hereinafter referred to as the "Reporting Persons". The Reporting Persons are making this single joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. The agreement between the Reporting Persons to file as a group (the "Group Agreement") is attached hereto as Exhibit A.

          (b)-(c) DP V and DP V A are Delaware limited partnerships, each of whose principal business is that of a private investment partnership. The sole general partner of DP V and DP V A is One Palmer Square Associates V, L.L.C., a Delaware limited liability company ("OPSA V"), whose principal business is that of acting as the general partner of DP V and DP V A. The following individuals, who are citizens of the United States, are the managing members of OPSA V:

          (i) James C. Blair
          (ii) Brian H. Dovey
          (iii) Jesse I. Treu
          (iv) Kathleen K. Schoemaker
          (v) Arthur J. Klausner
          (vi) Robert J. More

          The principal business and principal office address of each entity and person named in this paragraph is One Palmer Square, Princeton, New Jersey 08542.

          (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.



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CUSIP No. 640522108                                            Page 5 of 8 Pages

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          This statement relates to the acquisition on February 13, 2003 by DP V and DP V A of an aggregate 949,766 shares of Common Stock (the "Shares") pursuant to a Common Stock Purchase Agreement entered into by and among the Issuer and DP V and DP V A, among others, on February 13, 2003 (the "Purchase Agreement"). The Purchase Agreement is attached hereto as Exhibit B, and any description thereof is qualified in it entirety by reference thereto. The aggregate purchase price for the Shares was $5,698,596.00 and the source of such funds was the working capital, or funds available for investment, of DP V and DP V A.

Item 4.   Purpose of Transaction.
          ----------------------

          DP V and DP V A have acquired the Shares for investment purposes.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          The following information is based on a total of 17,191,042 shares of Common Stock outstanding as of February 13, 2003 (comprised of 14,324,279 shares of Common Stock outstanding as of October 31, 2002, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2002 filed with the Securities and Exchange Commission on November 13, 2002, and 2,866,763 shares of Common Stock issued on February 13, 2003 pursuant to the transactions contemplated by the Purchase Agreement).

          (a)

          DP V
          ----

          DP V owns 927,848 shares of Common Stock, or approximately 5.4% of the Common Stock outstanding. OPSA V, as the general Partner of DP V, may be deemed to beneficially own the shares of Common Stock owned by DP V.

          DP V A
          ------

          DP V A owns 21,918 shares of Common Stock, or approximately 0.13% of the Common Stock outstanding. OPSA V, as the general Partner of DP V A, may be deemed to beneficially own the shares of Common Stock owned by DP V A.

          (b) The managing members of OPSA V may be deemed to share the power to vote or direct the voting of and to dispose or to direct the disposition of the Common Stock owned by DP V and DP V A. Each of the managing members of OPSA V disclaim beneficial ownership of all shares of Common Stock other than the shares of Common Stock he or she may own directly, if any, or by virtue of his or her indirect pro rata interest, as a managing member of OPSA V, in the Common Stock owned by DP V and/or DP V A.

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CUSIP No. 640522108                                            Page 6 of 8 Pages


          (c) Not applicable.

          (d) Except as described in this statement, no person has the power to direct the receipt of dividends on, or the proceeds from sales of, the shares of Common Stock owned by DP V or DP V A.

          (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
          ----------------------------------------------------------------------

          Pursuant to the Purchase Agreement, and as further described therein, the Issuer has agreed to file a registration statement on Form S-3 with the Securities and Exchange Commission within forty-five days of the Closing Date (as defined in the Purchase Agreement), covering the resale of the Shares.


Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          Exhibit A - Group Agreement (Appears at page 8)

          Exhibit B - Purchase Agreement

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CUSIP No. 640522108                                            Page 7 of 8 Pages



                                    Signature
                                    ---------


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 21, 2003


                                          DOMAIN PARTNERS V, L.P.
                                          By:  One Palmer Square Associates V,
                                          L.L.C., General Partner


                                          By /s/ Kathleen K. Schoemaker
                                            ------------------------------------
                                                Managing Member


                                          DP V ASSOCIATES, L.P.
                                          By:  One Palmer Square Associates V,
                                          L.L.C., General Partner


                                          By /s/ Kathleen K. Schoemaker
                                            ------------------------------------
                                                Managing Member

CUSIP No. 640522108                                            Page 8 of 8 Pages

                                                                       EXHIBIT A

                                  AGREEMENT OF
                             DOMAIN PARTNERS V, L.P.
                                       AND
                              DP V ASSOCIATES, L.P.
                            PURSUANT TO RULE 13d-1(k)
                            -------------------------

          The undersigned hereby agree that the Statement on Schedule 13D to which this Agreement is annexed as Exhibit A is filed on behalf of each of them in accordance with the provisions of 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: February 21, 2003

                                          DOMAIN PARTNERS V, L.P.
                                          By:  One Palmer Square Associates V,
                                          L.L.C., General Partner

                                          By /s/ Kathleen K. Schoemaker
                                            ------------------------------------
                                                Managing Member


                                          DP V ASSOCIATES, L.P.
                                          By:  One Palmer Square Associates V,
                                          L.L.C., General Partner

                                          By /s/ Kathleen K. Schoemaker
                                            ------------------------------------
                                                Managing Member